Exhibit 3.10

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:54 PM 08/29/2007
FILED 02:54 PM 08/29/2007
SRV 070969494 – 2112835 FILE

CERTIFICATE OF AMENDMENT

TO THE RESTATED CERTIFICATE OF INCORPORATION

OF

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

The undersigned, desiring to amend the Restated Certificate of Incorporation of North American Technologies Group, Inc., a Delaware corporation (the “Corporation”), pursuant to Section 242 of the Delaware General Corporation law.

DOES HEREBY CERTIFY:

FIRST: The Board of Directors of the Corporation, by majority approval at a meeting of the directors evidenced by board resolutions and approval of the requisite vote of stockholders, has duly adopted the following resolution proposing and declaring advisable the following amendment to the Restated Certificate of Incorporation:

RESOLVED, that the first paragraph of Article IV of the Restated Certificate of Incorporation of the Corporation, as amended to date, shall be amended to provide that the total number of shares of all classes of capital stock which the Corporation shall have authority to issue is thirty million (30,000,000) shares of common stock, par value $0.001 per share, and one million (1,000,000) shares of preferred stock, par value $0.001 (the “Preferred Stock”);

FURTHER RESOLVED, that the last paragraph of Article IV be deleted in its entirety and replaced with the following paragraph:

All of the shares of Common Stock, $0.001 par value, of the Corporation issued and outstanding, or held as treasury shares, immediately prior to the time this Amendment becomes effective shall be and are by this means automatically reclassified and changed (without further act) into fully paid and nonassessable shares of Common Stock, $0.001 par value, the number of which shall equal the quotient derived from dividing the number of such shares by 20. This Amendment shall become effective without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, and shall constitute a one for 20 reverse stock split. The holders of fractional share interests of less than one share that occur as a result of the foregoing reclassification and change shall be paid by the issuance of one (1) share of, fully paid and non-assessable Common Stock, $0.001 par value, and the Company’s transfer agent, is authorized and empowered and is directed to issue one (1) share of fully paid and non-assessable Common Stock, $0.001 par value, to any shareholder who after this Amendment possesses a fractional share,

SECOND: That the aforesaid amendment has been duly adopted in accord with Section 242 of the Delaware General Corporation Law.

THIRD: That this amendment shall become effective on September 4, 2007.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Joe B. Dorman, its Secretary, as of the 27th day of August, 2007.

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

By:	/s/ Joe B. Dorman
Joe B. Dorman, Secretary